EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE:EQNR), DNB has on 15 August 2018 purchased 441,113 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 211.87 per share.

Before distribution to the employees, the Share saving plan has 9 741,522 shares.

This information is subject to the disclosure requirements pursuant to section5-12 of the Norwegian Securities Trading Act.